5/20/02

02006353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-43576

SEC MAIL RECEIVED MAY 06 2002 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B. PIERCE & CO, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 GREENE STREET, SUITE 3
(No. and Street)

NEW YORK (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENITA PIERCE (508) 778-5759
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN E. KAHN
(Name — if individual, state last, first, middle name)

99 WALL STREET, 10th FLOOR (Address) NEW YORK, (City) NY (State) 10005 (Zip Code)

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5-21

OATH OR AFFIRMATION

I, BENITA PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.PIERCE & CO., INC., as of DECEMBER 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Benita Pierce
Signature

President
Title

Jennifer J. Kish
Notary Public

My Commission Expires Dec. 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. PIERCE & CO., INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(with supplementary information)

Contents

KAHN BOYD LEVYCHIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Auditors' report

To the Members
B. Pierce & Co., Inc.
New York, NY

We have audited the accompanying balance sheets of B. Pierce & Co., Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows, for the year then ended. These financial statements are the responsibility of the management of B. Pierce & Co., Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Pierce & Co., Inc. as of December 31, 2001, and the results of its operations, stockholder's equity and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alan E. Kahn

Kahn Boyd Levychin, LLC
Certified Public Accountants

February 21, 2002

99 Wall Street, 10th Floor New York, NY 10005 (212) 843-4100

B. PIERCE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2001

		2001
Assets		
Cash and cash equivalents	$	49,561
Securities owned; not readily marketable at cost		3,300
Fixed assets (net of accumulated depreciation of $54)		702
Intangible assets (net of accumulated amortization of $489)		2,443
Other assets		258
Total assets		**56,264**

		2001
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses other liabilities payable	$	3,361
Total liabilities		**3,361**
Stockholder's equity		
Common stock – no par value, 100 shares authorized, issued and outstanding		1,000
Additional paid in capital		23,177
Retained earnings		28,726
Total stockholder's equity		**52,903**
Total liabilities and stockholder's equity	$	**56,264**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

B. PIERCE & CO., INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Revenue		
Commission income	$	45,594
Interest income		461
Total revenue		**46,055**
Expenses		
Commissions		4,035
Communications		3,916
Dues		2,172
Insurance		1,948
Professional fees		6,735
Office expense		7,024
Travel and entertainment		7,432
Other operating expenses		3,046
Total operating expenses		**36,308**
Net income		**9,747**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

B. PIERCE & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2001

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance – January 1, 2001	**100**	**$ 1,000**	**$ 18,965**	**$ 18,979**
Net income				9,747
Additional contributions			4,212	
Balance – December 31, 2001	**100**	**$ 1,000**	**$ 23,177**	**$ 28,726**

B. PIERCE & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Cash flows from operating activities		
Net income	$	9,747
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		543
Changes in operating assets and liabilities		
(Increase) decrease in due from broker		13,100
(Increase) decrease in other assets		1,214
Increase (decrease) in accrued expenses and other liabilities		782
Net cash provided by (used in) operating activities		**25,386**
Cash flows from investing activities		
Purchases of equipment	(	756)
Purchases of trading software	(	2,932)
Net cash provided by (used in) investing activities	**(**	**3,688)**
Cash flows from financing activities		
Stockholder's contribution		4,212
Net cash provided by (used in) financing activities		**4,212**
Net increase (decrease) in cash and cash equivalents		**25,910**
Cash and cash equivalents, beginning of year		**23,651**
Cash and cash equivalents, end of period	**$**	**49,561**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

B. PIERCE & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

		2001
Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	933

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

B. Pierce & Co., Inc. (the "Company") is a registered broker/dealer in securities that clears all its securities transaction through a correspondent broker on a fully disclosed basis.

Income taxes

The Company, with the consent of its sole shareholder, elected under Internal Revenue Code and New York State Law to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

The Company prepares its financial statements on the accrual basis of accounting, recognizing revenues when earned and expenses when incurred. For income tax purposes, the Company uses the cash basis method of accounting wherein income is recognized when received rather than when earned and expenses when paid rather than when incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using the straight line method over the following estimated useful lives:

Description	*Estimated useful life*
Office equipment	5 years

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

See auditors' report and the accompanying notes to the financial statements.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 DECEMBER 31, 2001

Stockholder's equity	$	52,903
Deductions		
Other assets		(6,120)
Securities owned: not readily marketable		(3,300)
		(517)
Net capital	**$**	**42,966**
Aggregate indebtedness:		
Accrued expenses and other liabilities	$	3,361
Percentage of aggregate indebtedness to net capital		7.8%
Minimum net capital required	$	5,000
Excess of net capital over minimum requirement	$	37,966

No material difference exists between this computation and the corresponding computation included in the Company's unaudited FOCUS part IIA filing as of December 31, 2001.

See notes to financial statements.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we considered to be material weaknesses as defined above.

Our opinion recognizes that it is not practicable in a company the size of B. Pierces & Co., Inc. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the Commission to adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures where adequate at December 31, 2001, to meet the Commission objectives.

The report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alan E. Kahn

Kahn Boyd Levychin, LLC
Certified Public Accountants

February 21, 2002